UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

          TREESOURCE INDUSTRIES, INC. (FORMERLY, WTD INDUSTRIES, INC.)
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                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    929344208
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                                 (CUSIP Number)

    PHILIP K. STEGEMOELLER, 110 WEST 6TH STREET, ABERDEEN, WASHINGTON 98520,
                                 (360) 532-7375
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                DECEMBER 27, 1999
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              Date of Event which Requires Filing of this Statement


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]


Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D
CUSIP NO. 929344208

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1       Name of Reporting Person
        SS or IRS Identification

        PHILIP K. STEGEMOELLER         SS: 316 5046 56
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2       Check the Appropriate Box if a Member  of a Group
                                                                      (a) [ ]
                                                                      (b) [ ]
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3       SEC Use Only

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4       Source of Funds

          PF
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5       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
        Items 2(d) or 2(e)                                                 [ ]
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6       Citizenship or Place of Organization

          UNITED STATES
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                         7 Sole Voting Power
Number of Shares
Beneficially Owned         1,000,000 SHARES
by Each Reporting        -------------------------------------------------------
Person With:             8 Shared Voting Power

                          N/A
                         -------------------------------------------------------
                         9 Sole Dispositive Power

                         1,000,000 SHARES
                         -------------------------------------------------------
                         10 Shared Dispositive Power

                         N/A
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11      Aggregate Amount Beneficially Owned by Each Reporting Person

          1,000,000 SHARES
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12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

          N/A                                                              [ ]
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13      Percent of  Class Represented by Amount in Box (11)

          9 %
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14      Type of Reporting Person

          IN
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                                  Page 2 of 5

PHILIP K. STEGEMOELLER
SUPPORTING STATEMENT - SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

        (a)    CLASS OF EQUITY SECURITY:    Common Stock

        (b)    PRINCIPAL OFFICE OF ISSUER:  TreeSource Industries, Inc.
                                            P.O. Box 5805
                                            Portland, OR  97228

ITEM 2.  IDENTITY AND BACKGROUND.

        (a)    NAME:                        Philip K. Stegemoeller

        (b)    RESIDENCE ADDRESS:           110 West 6th Street, Aberdeen, WA
                                            98520

        (c)    PRINCIPAL BUSINESS:          President of Quinault Logging
                                            Corporation
                                            1606 East Terminal Way
                                            Aberdeen, WA 98520

        (d)    CRIMINAL CONVICTIONS:        None

        (e)    CIVIL PROCEEDINGS:           None


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The total price paid by Philip K. Stegemoeller for purchase of the 1,000,000 shares was $5,000 ($.005 per share) which came from his personal funds and was not borrowed or otherwise obtained for the purpose of acquisition of the shares.


ITEM 4.  PURPOSE OF TRANSACTION.

        Philip K. Stegemoeller acquired the shares for investment only. He has no plans or proposals with respect to any of the following:

        (a) The acquisition of any additional shares of the Issuer or the disposition of his shares except as market conditions dictate;

        (b) Any merger, reorganization, liquidation or other extraordinary corporate transaction involving the Issuer or any of its subsidiaries;

PHILIP K. STEGEMOELLER
SUPPORTING STATEMENT - SCHEDULE 13D


        (c) Any sale or transfer of a major amount of assets of the Issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of Issuer;

        (f) Any other material change in the Issuer's business or corporate structure;

        (g) Any change in the Issuer's charter laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by person;

        (h) Any action which would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) Any action which would result in a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        (a)    NUMBER AND PERCENTAGE OF SHARES:

               Number of securities identified in Item 1:    1,000,000 Shares
               Percentage of class identified in Item 1:     9%

        (b)    VOTING AND DISPOSITIVE POWER:

               Sole Voting Power:           1,000,000 Shares
               Sole Dispositive Power:      1,000,000 Shares

        (c)    DESCRIPTION OF ANY TRANSACTIONS IN PAST 60 DAYS:

               None.

PHILIP K. STEGEMOELLER
SUPPORTING STATEMENT - SCHEDULE 13D

        (d)     ANY POWER OF OTHER PERSONS TO RECEIVE OR DIRECT RECEIPT OF
                DIVIDENDS:

                None.

        (e)     DATE REPORTING PERSON CEASED TO BENEFICIALLY OWN MORE THAN FIVE
                PERCENT:

                N/A

ITEM 6. CONTRACTS, ARRANGEMENTS UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.




        AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

        DATED this ____ day of March, 2000.

                                            SIGNATURE OF AUTHORIZED
                                            REPRESENTATIVE:

                                            SHORT CRESSMAN & BURGESS P.L.L.C.


                                            By:
                                               ---------------------------------
                                                  Brian L. Comstock
                                                  Authorized Representative for
                                                  Philip K. Stegemoeller